[Letterhead of Sutherland Asbill & Brennan LLP]

May 10, 2010

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2
Amendment No. 3 filed May 6, 2010
File No. 333-147937

Dear Mr. O’Connor:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 10, 2010 with respect to Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-147937), filed with the Commission on May 6, 2010 (as amended, the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The proposed revisions referenced in the following responses are included in Amendment No. 4 to the Registration Statement, filed concurrently herewith.

1.	Please advise the Staff on a supplemental basis of the purpose of the Registration Statement, including what portion of the expenses associated with any offering thereunder will be borne by the Company. Please also explain whether you believe that sales under the Registration Statement will have a positive or negative impact on the Company’s existing investors.

The Company advises the Staff on a supplemental basis that the Registration Statement was initially filed in December 2008 pursuant to a contractual obligation

James E. O’Connor, Esq.

May 10, 2010

between the Company and certain investors who acquired interests in the Company’s predecessor, Solar Capital LLC, in connection with its initial private placement offering in March 2007. The interests those private placement investors held in Solar Capital LLC were converted into shares of the Company immediately prior to the Company’s initial public offering in February 2010. The Registration Statement relates to the resale from time to time of the shares of the Company received by those private placement investors immediately prior to the Company’s initial public offering.

The Company is contractually obligated to pay the expense associated with filing of the Registration Statement, as well as the incidental costs associated with each offering occurring under the Registration Statement, provided, that selling stockholders will bare the burden of any underwriting discounts or commissions, if any, incurred in connection with any sales under the Registration Statement. The Company further advises the Staff on a supplemental basis that it does not presently believe that the consummation of sales by selling stockholders under the Registration Statement will, when viewed in light of the benefits gained by greater market liquidity, have a materially negative consequence for public investors.

2.	Please confirm whether the Registration Statement is materially the same as the registration statement on Form N-2 pertaining to the Company’s initial public offering, in the form declared effective by the Commission on February 9, 2010.

The Company advises the Staff on a supplemental basis that the disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-148734) (the “IPO Registration Statement”), initially filed with the Commission on January 18, 2008 and declared effective, as amended, on February 9, 2010, which IPO Registration Statement related to the Company’s initial public offering of shares, except for (i) revisions reflecting the completion of the Company’s initial public offering and the consummation of the related transactions contemplated in the IPO Registration Statement, (ii) information specific to the terms and manner of the proposed underwritten equity offering described in the Registration Statement to be undertaken by the Company and certain selling shareholders to be named therein prior to effectiveness of the Registration Statement, and (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2009 and unaudited interim financial statements and related financial data for the fiscal quarter ended March 31, 2010, together with disclosure relating thereto.

3.	Please revise the Prospectus to include the full list of selling stockholders covered by the Registration Statement.

The Company has included the complete selling stockholder list in the Prospectus in response to the Staff’s comment.

James E. O’Connor, Esq.

May 10, 2010

4.	Please include an opinion of counsel with respect to the shares covered by the Registration Statement, as well as a related consent, as an exhibit to the Registration Statement.

The Company has attached as an exhibit to the Registration Statement a legal opinion from Venable LLP, special Maryland counsel for the Company, with respect to the validity of the shares covered by the Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jerry DeMichaelis / Securities and Exchange Commission
Jeff Long / Securities and Exchange Commission
Nicholas Radesca / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP